SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Cree Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

225447101

(CUSIP Number of Class of Securities)

Ryan J. York Davis Wright Tremaine 1201 Third Avenue, Suite 2200 Seattle, Washington 98101 (206) 622-3150

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

(Continued on following pages)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 225447101

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Kevin Douglas
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power -0-
	6	Shared Voting Power 809,100 (1)
	7	Sole Dispositive Power -0-
	8	Shared Dispositive Power 1,108,300 (1)(2)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,108,300 (1)(2)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 1.0% (3)
12	Type of Reporting Person IN

(1)	Kevin Douglas and his wife, Michelle Douglas, hold jointly as the beneficiaries and co-trustees of the K&M Douglas Trust, currently exercisable call options to purchase up to 443,400 shares at $45 per share. As of December 31, 2012, the K&M Douglas Trust also held call options to purchase up to 1,400,000 shares at a price of $60 per share and call options to purchase up to 1,000,000 shares at a price of $80 per share, all of which expired unexercised on January 19, 2013 and are therefore not included in the table above. In addition, Kevin Douglas and Michelle Douglas are co-trustees of the James Douglas and Jean Douglas Irrevocable Descendants’ Trust, which holds currently exercisable call options to purchase up to 365,700 shares at $45 per share. As of December 31, 2012, the James Douglas and Jean Douglas Irrevocable Descendants’ Trust also held call options to purchase up to 1,155,000 shares at a price of $60 per share and call options to purchase up to 825,000 shares at a price of $80 per share, all of which expired unexercised on January 19, 2013 and are therefore not included in the table above.
(2)	Kevin Douglas has dispositive power with respect to currently exercisable call options to purchase up to 110,800 shares at $45 per share held by James E. Douglas III; and currently exercisable call options to purchase up to 188,400 shares at $45 per share held by the Douglas Family Trust in addition to the shares held by the K&M Douglas Trust and by the James Douglas and Jean Douglas Irrevocable Descendants’ Trust. As of December 31, 2012, James E. Douglas III also held call options to purchase up to 350,000 shares at a price of $60 per share and a call option to purchase up to 250,000 shares at a price of $80 per share, and the Douglas Family Trust also held call options to purchase up to 595,000 shares at a price of $60 per share and a call option to purchase up to 425,000 shares at a price of $80 per share, and all of which expired unexercised on January 19, 2013 and are therefore not included in the table above.
(3)	Based on 116,649,539 shares of the Issuer’s common stock outstanding as of January 16, 2013 as reported on the Issuer’s Form 10-Q for the quarter ended December 30, 2012 filed with the Securities and Exchange Commission (the “SEC”) on January 23, 2013.

SCHEDULE 13G

CUSIP No. 225447101

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Michelle Douglas
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power -0-
	6	Shared Voting Power 809,100 (1)
	7	Sole Dispositive Power -0-
	8	Shared Dispositive Power 809,100 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 809,100 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 0.7% (2)
12	Type of Reporting Person IN

(1)	Kevin Douglas and his wife, Michelle Douglas, hold jointly as the beneficiaries and co-trustees of the K&M Douglas Trust, currently exercisable call options to purchase up to 443,400 shares at $45 per share. As of December 31, 2012, the K&M Douglas Trust also held call options to purchase up to 1,400,000 shares at a price of $60 per share and call options to purchase up to 1,000,000 shares at a price of $80 per share, all of which expired unexercised on January 19, 2013 and are therefore not included in the table above. In addition, Kevin Douglas and Michelle Douglas are co-trustees of the James Douglas and Jean Douglas Irrevocable Descendants’ Trust, which holds currently exercisable call options to purchase up to 365,700 shares at $45 per share. As of December 31, 2012, the James Douglas and Jean Douglas Irrevocable Descendants’ Trust also held call options to purchase up to 1,155,000 shares at a price of $60 per share and call options to purchase up to 825,000 shares at a price of $80 per share, all of which expired unexercised on January 19, 2013 and are therefore not included in the table above.
(2)	Based on 116,649,539 shares of the Issuer’s common stock outstanding as of January 16, 2013 as reported on the Issuer’s Form 10-Q for the quarter ended December 30, 2012 filed with the SEC on January 23, 2013.

SCHEDULE 13G

CUSIP No. 225447101

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) James E. Douglas, III
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 110,800 (1)
	6	Shared Voting Power -0-
	7	Sole Dispositive Power -0-
	8	Shared Dispositive Power 110,800 (1)(2)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 110,800 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 0.1% (3)
12	Type of Reporting Person IN

(1)	Includes a currently exercisable call option to purchase up to 110,800 shares at $45 per share. As of December 31, 2012, James E. Douglas III also held call options to purchase up to 350,000 shares at a price of $60 per share and a call option to purchase up to 250,000 shares at a price of $80 per share, all of which expired unexercised on January 19, 2013 and are therefore not included in the table above.
(2)	Kevin Douglas has dispositive power with respect to the securities held by James E. Douglas III.
(3)	Based on 116,649,539 shares of the Issuer’s common stock outstanding as of January 16, 2013 as reported on the Issuer’s Form 10-Q for the quarter ended December 30, 2012 filed with the SEC on January 23, 2013.

SCHEDULE 13G

CUSIP No. 225447101

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) K&M Douglas Trust (1)
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power -0-
	6	Shared Voting Power 443,400 (2)
	7	Sole Dispositive Power -0-
	8	Shared Dispositive Power 443,400 (2)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 443,400 (2)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 0.4% (3)
12	Type of Reporting Person OO

(1)	Kevin Douglas and Michelle Douglas, husband and wife, are beneficiaries and co-trustees.
(2)	Kevin Douglas and his wife, Michelle Douglas, hold jointly as the beneficiaries and co-trustees of the K&M Douglas Trust, currently exercisable call options to purchase up to 443,400 shares at $45 per share. As of December 31, 2012, the K&M Douglas Trust also held call options to purchase up to 1,400,000 shares at a price of $60 per share and call options to purchase up to 1,000,000 shares at a price of $80 per share, all of which expired unexercised on January 19, 2013 and are therefore not included in the table above.
(3)	Based on 116,649,539 shares of the Issuer’s common stock outstanding as of January 16, 2013 as reported on the Issuer’s Form 10-Q for the quarter ended December 30, 2012 filed with the SEC on January 23, 2013.

SCHEDULE 13G

CUSIP No. 225447101

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Douglas Family Trust (1)
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 188,400
	6	Shared Voting Power -0-
	7	Sole Dispositive Power -0-
	8	Shared Dispositive Power 188,400 (2)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 188,400 (2)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 0.2% (3)
12	Type of Reporting Person OO

(1)	James E. Douglas, Jr. and Jean A. Douglas, husband and wife, are co-trustees.
(2)	Includes currently exercisable call options to purchase up to 188,400 shares at $45 per share. As of December 31, 2011, the Douglas Family Trust also held call options to purchase up to 595,000 shares at a price of $60 per share and a call option to purchase up to 425,000 shares at a price of $80 per share, and all of which expired unexercised on January 19, 2013 and are therefore not included in the table above.
(3)	Based on 116,649,539 shares of the Issuer’s common stock outstanding as of January 16, 2013 as reported on the Issuer’s Form 10-Q for the quarter ended December 30, 2012 filed with the SEC on January 23, 2013.

SCHEDULE 13G

CUSIP No. 225447101

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) James Douglas and Jean Douglas Irrevocable Descendants’ Trust (1)
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 365,700
	6	Shared Voting Power -0-
	7	Sole Dispositive Power 365,700
	8	Shared Dispositive Power -0-
9	Aggregate Amount Beneficially Owned by Each Reporting Person 365,700
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 0.3% (2)
12	Type of Reporting Person OO

(1)	Kevin Douglas and Michelle Douglas, husband and wife, are co-trustees.
(2)	Includes currently exercisable call options to purchase up to 365,700 shares at $45 per share. As of December 31, 2012, the James Douglas and Jean Douglas Irrevocable Descendants’ Trust also held call options to purchase up to 1,155,000 shares at a price of $60 per share and a call option to purchase up to 825,000 shares at a price of $80 per share, all of which expired unexercised on January 19, 2013 and are therefore not included in the table above.
(3)	Based on 116,649,539 shares of the Issuer’s common stock outstanding as of January 16, 2013 as reported on the Issuer’s Form 10-Q for the quarter ended December 30, 2012 filed with the SEC on January 23, 2013.

Item 1.

(a)	Name of Issuer:

Cree Inc.

(b)	Address of Issuer’s Principal Executive Offices:

4600 Silicon Drive

Durham, NC 27703

Item 2.

(1)(a)	NAME OF PERSONS FILING:

Kevin Douglas

Michelle Douglas

James E. Douglas, III

(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

125 E. Sir Francis Drake Blvd., Ste 400

Larkspur, CA 94939

(c)	CITIZENSHIP:

United States

(d)	TITLE OF CLASS OF SECURITIES:

Common Stock, par value $0.00125 per share

(e)	CUSIP NUMBER:

225447101

(2)(a)	NAME OF PERSONS FILING:

K&M Douglas Trust

Douglas Family Trust

James Douglas and Jean Douglas Irrevocable Descendants’ Trust

(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

125 E. Sir Francis Drake Blvd., Ste 400

Larkspur, CA 94939

(c)	CITIZENSHIP:

California

(d)	TITLE OF CLASS OF SECURITIES:

Common Stock

(e)	CUSIP NUMBER:

225447101

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d- 1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d- 1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J)

Not Applicable.

Item 4.	Ownership

Reference is made as to each of the Reporting Persons hereunder to Rows 5-9 and 11 of each of the cover pages of this Schedule 13G and associated footnotes, which are incorporated by reference herein.

Each of the Reporting Persons hereunder may be deemed a member of a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 (the “Exchange Act”), or Rule 13d-5 promulgated under the Exchange Act with one or more of the other Reporting Persons hereunder. Although the Reporting Persons are reporting such securities as if they were members of a “group,” the filing of this Schedule 13G shall not be construed as an admission by any Reporting Person that such Reporting Person is a beneficial owner of any securities other than those directly held by such Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

See Item 4 of this Schedule 13G/A and the Joint Filing Agreement attached hereto as Exhibit A.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2013	* Kevin Douglas
KEVIN DOUGLAS

Date: February 14, 2013	* Michelle Douglas
MICHELLE DOUGLAS

Date: February 14, 2013	* James E. Douglas, III
JAMES E. DOUGLAS, III

K&M DOUGLAS TRUST

Date: February 14, 2013	* Kevin Douglas
By: Kevin Douglas
Title: Trustee

Date: February 14, 2013	* Michelle Douglas
By: Michelle Douglas
Title: Trustee

DOUGLAS FAMILY TRUST

Date: February 14, 2013	* James E. Douglas, Jr.
By: James E. Douglas, Jr.
Title: Trustee

Date: February 14, 2013	* Jean A. Douglas
By: Jean A. Douglas
Title: Trustee

JAMES DOUGLAS AND JEAN DOUGLAS
IRREVOCABLE DESCENDANTS’ TRUST

Date: February 14, 2013	* Kevin Douglas
By: Kevin Douglas
Title: Trustee

Date: February 14, 2013	* Michelle Douglas
By: Michelle Douglas
Title: Trustee

*By:	/s/ Eileen Wheatman
Eileen Wheatman
Attorney-in-fact